Filed Pursuant To Rule 433

Registration No. 333-209926

March 9, 2016

Key Information GLD
SPDR® Gold Shares
Objective Designed to track the price of gold (net of Trust expenses). See Important Risk Disclosures below regarding the risk of investing in GLD®. Structure Continuously offered investment trust
Symbol GLD
Exchange NYSE Arca
Initial Pricing Based on the price of 1/10th of an ounce of gold
Minimum Order 1 share* Short Sale Eligible Yes Margin Eligible Yes Gross Expense Ratio 0.40%**
Gold Bullion
Allocated Gold The Trust’s gold bullion is kept in the form of London Good Delivery bars (~400 oz.) and held in an allocated account.***
Storage The gold bullion is held by the Custodian, HSBC Bank plc, in its London vault or in the vaults of sub-custodians.
Advantages
Easily Accessible Listed on the NYSE Arca and cross-listed in Tokyo, Hong Kong, Singapore and Mexico.
Secure Shares of the Trust represent fractional, undivided interests in the Trust, the primary asset of which is allocated (or secured) gold. Cost-Effective For many investors, the transaction costs charged for the purchase and sale of GLD are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Liquid Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.****
Transparent There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of GLD, as well as market data for the overall gold bullion market, can be tracked daily at: spdrgoldshares.com Flexible SPDR Gold Shares (Symbol: GLD) are listed on the NYSE Arca and trade the same way ordinary stocks do. It is possible to buy or sell GLD continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders of GLD.
Management
Sponsor World Gold Trust Services, LLC Custodian HSBC Bank plc
Trustee BNY Mellon Asset Servicing, a divison of the Bank of New York Mellon Marketing Agent State Street Global Markets, LLC
* Individual shareholders cannot interact directly with the trust under any circumstances.
** Effective July 17, 2015, the Sponsor receives a fee of 0.40% per year of the daily net asset value, or daily NAV, of the Trust, and is responsible for all ordinary fees and expenses of the Trust. The gross expense ratio is the fund’s total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund’s most recent prospectus.
*** An allocated account is an account with a bullion dealer, which may also be a bank, to which individually identified units of gold (such as bars) owned by the account holder are credited. The gold held in an allocated gold account is specific to that account and is identified by a list that shows, for each unit of gold, the refiner, assay or fineness, serial number and gross and fine weight.
**** Although shares of GLD have historically been readily tradable on securities exchanges, there can be no assurance that an active trading market will be maintained.

Definitions
Market Order
A buy or sell order that will be executed immediately at current market price.
Limit Order
A buy or sell order that will only be executed above or below a specific market price.
Stop-Loss Order
A sell order that is triggered if a security hits a specific market price.
ssga.com | spdrgoldshares.com
For Public Use. the Trust will arrange to send you the prospectus if you request it by calling
State Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. 866.320.4053.
GLD is not an investment company registered under the Investment Company Act T: +1 617 664 7727. T: 866 320 4053. spdrgoldshares.com.
Important Risk Information of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have
ETFs trade like stocks, fluctuate in market value and may trade at prices above or the protections associated with ownership of shares in an investment company below the ETFs net asset value. Brokerage commissions and ETF expenses will registered under the 1940 Act or the protections afforded by the CEA. reduce returns. Investing involves risk, and you could lose money on an investment in GLD. Please see While the shares of ETFs are tradable on secondary markets, they may not readily the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. trade in all market conditions and may trade at significant discounts in periods of The GLD prospectus is available by clicking here. market stress. GLD shares trade like stocks, are subject to investment risk and will fluctuate in
Commodities and commodity-index linked securities may be affected by changes market value. The value of GLD shares relates directly to the value of the gold held in overall market movements, changes in interest rates, and other factors such as by GLD (less its expenses), and fluctuations in the price of gold could materially and weather, disease, embargoes, or political and regulatory developments, as well as adversely affect an investment in the shares. The price received upon the sale of the trading activity of speculators and arbitrageurs in the underlying commodities. shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells
Frequent trading of ETFs could significantly increase commissions and other costs gold to pay for its ongoing expenses, the amount of gold represented by each Share such that they may offset any savings from low fees or costs. will decline over time.
The use of short selling entails a high degree of risk, may increase potential losses
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC and is not suitable for all investors. Please assess your financial circumstances and
(“S&P”) and has been licensed for use by State Street Corporation. STANDARD & risk tolerance prior to short selling.
POOR’S, S&P and S&P 500 are registered trademarks of Standard & Poor’s Financial
Investing in commodities entails significant risk and is not appropriate for Services LLC. No financial product offered by State Street Corporation or its affiliates all investors. is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its Important Information Relating to SPDR Gold Trust: affiliates make no representation, warranty or condition regarding the advisability of
The SPDR Gold Trust (“GLD®”) has filed a registration statement (including buying, selling or holding units/shares in such products. Further limitations that could a prospectus) with the Securities and Exchange Commission (“SEC”) for the affect investors’ rights may be found in GLD’s prospectus. offering to which this communication relates. Before you invest, you should For more information: State Street Global Markets, LLC, One Lincoln Street, read the prospectus in that registration statement and other documents Boston, MA, 02111. T: +1 866 320 4053. spdrgoldshares.com GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively,
Not FDIC Insured • No Bank Guarantee • May Lose Value
© 2016 State Street Corporation. All Rights Reserved.
State Street Global Advisors ID6030-IBG-18408 0216 Exp. Date: 02/28/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.